Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975

March 19, 2019

IMO ICEBREAKERS

A regular series for L3 employees introducing IMO leaders and their integration objectives

Vince Jarvie and Dennis Keith on Corporate Security as a Business Discriminator

IMO Leadership Profile

How do we safeguard our nation's interests and retain our ability to be the customers' first choice for mission solutions while executing the largest-ever defense merger?

"Trust is the foundation of the strong security relationships we've built with the DoD, domestic and international customers, and suppliers," says Vince Jarvie, L3's Vice President of Corporate Security. "Our focus now is on planning to become the premier Aerospace and Defense security organization to serve as a business discriminator for L3 Harris Technologies."


MAKE IT
A MERGER OF
STRENGTHS

IMO Security Leads Vince Jarvie (L3) and Dennis Keith (Harris)

Dennis Keith agrees. "In corporate security, we have two main jobs: Enabling secure business operations and managing risk. That means ensuring that we have trusted networks, trusted people with the appropriate level of clearance and protected spaces to do the work we promise to do for our customers."

Dennis Keith is Harris Vice President and Chief Security Officer and Integration Management Office (IMO) Security team co-lead with Vince. Together, they have decades of security leadership experience. Jarvie began his career in the U.S. Government Intelligence Community, transitioned to industry with Lockheed Martin and joined L3 in 2005. Both emphasize collaboration as integral to their IMO team's success. Before joining Harris in 2013, Keith held senior positions in the Senior National Intelligence Service and other government agencies.

"One responsibility that we all share is the obligation to protect and secure the information that we have access to in performing our job duties," says Jarvie. "Each function within a company has a unique goal and mission within the enterprise - including engineering, facilities, operations, IT, and human resources, among others." Keith adds, "We are aligned on the core competencies that make up a comprehensive security program. Industrial security, classified systems, cyber security, emergency management and counterintelligence services, including the detection and mitigation of insider threats."

Today's corporate security function goes well beyond meeting government compliance regulations. Perhaps one of the biggest changes over the past several years is in managing and mitigating risk. "Technology advances have revolutionized communications, but they've also heightened system vulnerabilities," says Jarvie. "No business is immune." Keith adds that security is now considered the "fourth pillar" in evaluating how well we meet customer expectations: "It's right up there with cost, scheduling and performance."

"Security is also reputational for customers," says Jarvie. "It's our responsibility to educate our employees about our obligation to protect intellectual property and classified information. If our customers can't trust the security of our solutions and people, they could be introducing risk that impacts national security decisions, not to mention their reputation in the industry."

Keith notes that one of the IMO Security team's initial challenges was "getting to the right level of granularity" in discussing the integration and evaluating varying perspectives on processes and metrics. "Step one in addressing differences and similarities is respecting your counterparts' business model and strengths," says Keith. Both leaders agree on how they will work to build the best security organization going forward. "We continually ask: What can we learn from each other? How do we take the best of both and challenge ourselves as a team to develop forward-looking improvements that support the vision of our new company?"

"Listening – and more important, hearing – builds quality relationships, so our decisions are made with the best interests of the future L3 Harris Technologies in mind," says Jarvie.

As workstreams make progress in preparation for closing, Security team members have embraced the IMO's fast-paced operating tempo that Keith likes to call the "battle rhythm that helps us capture value and stay on plan."

"Ultimately, we are planning to build a security value proposition that will strengthen L3 Harris Technologies and make us a key component of our customers' business strategy," says Jarvie. "Our mission is to advance national security by giving our customers an edge over competitors and global adversaries."

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris"). In connection with the proposed merger, Harris filed with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (Registration No. 333-228829) that includes a Joint Proxy Statement of L3 and Harris and a Prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The Registration Statement, as amended, was declared effective by the SEC on February 20, 2019. L3 and Harris commenced mailing the definitive Joint Proxy Statement/Prospectus to L3 stockholders and Harris stockholders on or about February 25, 2019. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that either or both of L3 or Harris or any of their respective affiliates may file with the SEC or make available to their respective stockholders. **INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.**

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about L3 and Harris, may be obtained at the SEC's Internet site (http://www.sec.gov). You are also able to obtain these documents, free of charge, from L3 by accessing L3's website at https://www.l3t.com/ or from Harris by accessing Harris' website at https://www.harris.com/.

L3 and Harris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from L3 stockholders and Harris stockholders in respect of the proposed transaction. Information regarding L3's directors and executive officers is contained in L3's Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated March 26,

2018, which are filed with the SEC. Information regarding Harris' directors and executive officers is contained in Harris' Annual Report on Form 10-K for the year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts may be forward-looking statements; words such as "may," "will," "should," "likely," "projects," "financial guidance," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions are used to identify forward-looking statements. L3 and Harris caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond L3's and Harris' control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition to factors previously disclosed in L3's and Harris' reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of L3 and Harris to terminate the definitive merger agreement between L3 and Harris; the outcome of any legal proceedings that have been or may be instituted against L3, Harris or their respective directors; the risk that the stockholder approvals of L3 or Harris may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the L3 and Harris businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm L3's or Harris' businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of L3 or Harris to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on L3's or Harris' operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of L3's and Harris' common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact L3's or Harris' ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which L3 and Harris operate; and events beyond L3's and Harris' control, such as acts of terrorism.

These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither L3 nor Harris undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in L3's and Harris' Joint Proxy Statement/Prospectus that forms part of the Registration Statement on Form S-4 filed by Harris and the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in L3's and Harris' most recent reports on Form 10-K for the years ended December 31, 2018 and June 29, 2018, respectively, and any material updates to these factors contained in any of L3's and Harris' subsequent and future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, you should not place any reliance on these forward-looking statements.

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Integration Management Office (IMO)  L3 Technologies, Inc. and Harris Corporation